NCM Financial, Inc.

Rosewood Court 2101 Cedar Springs Road, Suite 1050

Dallas, TX 75201

June 30, 2015

VIA EDGAR

Matthew Crispino, Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re: NCM Financial, Inc.

Amendment No. 8 to Registration Statement on Form S-1

Filed May 27, 2015

File No. 333-193160

Dear Mr. Crispino:

NCM Financial, Inc. (“NCM Financial”, the “Company”, “we”, “us” or “our”) hereby transmits our response to the oral comments received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 11, 2015, regarding the above referenced filing. As requested in your oral communication, we have provided responses to the comments raised by the Staff. For your convenience, the matters are listed below, followed by the Company’s responses:

Executive Compensation

The Staff noted that the 2015 compensation was listed in the summary of Executive Compensation Table. Regulation S-K item does not call for compensation for fiscal year that has not been completed. So the Staff would like to remove that from the table or revise the disclosure to include the information in narrative following the table.

RESPONSE: In response to the Staff’s comment, we respectfully removed the 2015 compensation of our executives from the Executive Compensation Summary Table and revised our disclosure by adding a narrative under the table to disclose the anticipated executive compensation for fiscal year 2015.

Legal Opinion

The Staff requested the filing of a legal opinion for the registration statement.

RESPONSE: In response to the Staff’s comment, our counsel respectfully attaches their legal opinion to Amendment No. 9 to the registration statement.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

NCM Financial, Inc.

By:	/s/ Michael A. Noel
Name: Michael A. Noel
Title: Chief Executive Officer